Exhibit 99.1

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

24/2/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
New class-code to be confirmed	Options with exercise price of $0.028 and expiring on 26 February 2027	10,179,688

Proposed +issue date

14/4/2025

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

24/2/2025

1.6 The Proposed issue is:

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?
+Security holder approval	31/3/2025	Estimated

Comments

Part 7B - Issue details

Is the proposed security a ‘New class’
(+securities in a class that is not yet quoted or
recorded by ASX) or an ‘Existing class’
(additional securities in a class that is already
quoted or recorded by ASX)?

New class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the ‘new’ class of +securities on ASX? Yes
No

ASX +security code	+Security description
New class-code to be confirmed	Options with exercise price of $0.028 and expiring on 26 February 2027

+Security type

Options

Number of +securities proposed to be issued

10,179,688

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Appendix 3B- Proposed issue of securities

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Nil consideration

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

0.000001

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.0028	26/2/2027

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One ordinary share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

To be provided in the Notice of Meeting announcement.

Part 7C - Timetable

7C.1 Proposed +issue date

14/4/2025

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

Yes

7D.1a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

31/3/2025

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

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Appendix 3B- Proposed issue of securities

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

This option issue forms part of the MST Financial fee arrangement for the underlying share issue announced on 10 February 2025. The full fee comprises 5.5% of funds raised up to A$30 million and 6% of funds raised over $40 million. It was also agreed to issue MST Financial (and/or its nominees) one Broker Option for every $2 raised under the underlying share issue, up to a maximum of 10,179,688, which are the securities proposed to be issued in this Appendix 3B.

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

Funds will be used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434. Funds will also be used to commence a business development process for potential partnering.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

The Company will be seeking shareholder approval for the issue of these options at an upcoming EGM.

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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